UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALERES, INC.

401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALERES, INC.

8300 Maryland Avenue

St. Louis, Missouri 63105

Caleres, Inc. 401(k) Savings Plan

Financial Statements and Schedules

Years Ended December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Participants and Audit Committee

Caleres, Inc. 401(k) Savings Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Caleres, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 and the ERISA-required Supplemental Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2025.

Troy, Michigan

June 25, 2026

Caleres, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2025	December 31, 2024
Assets:
Non-interest-bearing cash	$94	$52,035
Investments - at fair value (Note 3)	286,105,871	272,391,405

Receivables:
Employer contributions	18	97
Employee contributions	17	86
Notes receivable from participants	3,937,134	4,017,519
Total receivables	3,937,169	4,017,702

Total assets	290,043,134	276,461,142

Liabilities:
Excess contributions payable	323,570	620,603
Total liabilities	323,570	620,603

Net assets available for benefits	$289,719,564	$275,840,539

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31, 2025	December 31, 2024
Additions:

Contributions:
Employer contributions	$5,366,803	$4,631,436
Employee contributions	10,443,943	10,593,356
Rollovers	4,157,619	1,290,427
Total contributions	19,968,365	16,515,219

Interest income on notes receivable from participants	326,215	293,047

Investment income:
Interest and dividends	2,983,978	6,497,575
Net realized and unrealized gain on investments	27,045,505	25,112,449
Net investment income	30,029,483	31,610,024

Total additions	50,324,063	48,418,290

Deductions:
Benefits paid to participants	36,335,110	37,700,281
Administrative and other expenses	109,928	70,576
Total deductions	36,445,038	37,770,857

Net increase	13,879,025	10,647,433

Net assets available for benefits at beginning of year	275,840,539	265,193,106

Net assets available for benefits at end of year	$289,719,564	$275,840,539

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2025 and 2024

1.  Description of the Plan

The following description of the Caleres, Inc. 401(k) Savings Plan (the "Plan") provides only general information about the Plan’s provisions.  Caleres, Inc. (the "Company") is the plan sponsor.  Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers eligible salaried employees of the Company.  Salaried employees are eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment.

Plan Administration

The Administration Committee, comprised of the Company’s Chief Financial Officer and certain employees of the Company, oversees the administration of the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Investment Committee is responsible for the selection of the trustee, investment managers and investment funds, determines the Plan's investment valuation policies and monitors the performance of the Plan’s investments.  Principal Trust Company (the "Trustee") is the trustee and Principal Life Insurance Company is the recordkeeper of the Plan.

Contributions

Participants are allowed to contribute from 2% to 30% of eligible compensation annually, as defined by the Plan.  Effective January 1, 2024, participants may designate all or a portion of the contributions as after-tax Roth contributions.  Participants may also contribute amounts representing distributions from other qualified defined contribution plans.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may allocate their eligible contributions and account balances among any of the investment funds offered by the Plan, other than the Caleres, Inc. Stock Fund, which is comprised of Caleres, Inc. common stock and the Allspring Government Money Market Fund.

For eligible salaried employees, the Company makes a core contribution of 1.5% of eligible compensation, regardless of whether the salaried employees contribute to the Plan. In April 2025, the Company amended the Plan to cease eligibility of the core contribution for salaried employees hired or rehired on or after April 6, 2025. The Company also makes a matching contribution of 50% on the first 6% percent of participant contributions.  In addition, the Company has the discretion to contribute up to an additional 2% percent profit-sharing benefit based on the Company’s performance.  The core, matching and profit-sharing contributions are allocated, at the participant’s discretion, among any of the investment funds offered by the Plan.  The profit-sharing contribution is initially invested in the Caleres, Inc. Stock Fund and can subsequently be transferred to other investment funds at the participant’s discretion. The Company made no profit-sharing contributions for its fiscal years ended January 31, 2026 and February 2, 2025.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s core, matching and profit-sharing contributions, if applicable, and an allocation of plan earnings or losses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2025 and 2024

Vesting

Participants are immediately vested in their contributions and related earnings or losses.  Vesting in the employer’s core, matching contribution and profit-sharing contribution portions of their accounts and related earnings occurs if: (1) the participants' employment is terminated on account of their death, (2) the participants' employment is terminated on account of their disability, (3) the participants complete at least three years of service with the Company, (4) the participants' employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.

Forfeitures

Forfeitures of non-vested employer core, matching and profit-sharing contributions plus actual earnings are used to reduce future employer contributions.  As of December 31, 2025 and 2024, forfeited non-vested accounts totaled $573,364 and $1,169,029, respectively.  During the years ended December 31, 2025 and 2024, amounts from forfeited non-vested accounts were used to reduce employer contributions by $579,416 and $1,654,580, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts, excluding employer core, matching and profit-sharing contributions, a minimum of $1,000 up to a maximum of (1) $50,000, adjusted for loan activity in the prior 12 months, or (2) 50% of their account balance, whichever is less.  Participants may have up to three loans outstanding at any time.   Loan terms generally range from 6 months to 5 years; however, the participant may repay eligible residential loans over 15 years.  The loans are secured by the balance in the participant’s account, bear interest at the prime rate on the first business day of the month in which the funds are borrowed plus one percent and are fixed for the term of the loan.  The Trustee charges a monthly fee per loan to the participant’s account in each month that a loan is outstanding.  Principal and interest are paid ratably through payroll deductions.  Participants may repay the entire amount of the loan in one lump sum at any time.

Payment of Benefits

Hardship

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship, as defined by the Plan.  The minimum hardship withdrawal a participant may receive is $1,000.

Age 59 1/2 Withdrawals

Participants who have attained the age of at least 59 1/2 may elect to withdraw the vested amounts from their accounts.

Termination of Service

Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump sum amount equal to the value of all amounts credited to the participant’s accounts.  For termination of service due to other reasons, participants may receive the value of the vested interest in their accounts as a lump sum distribution.  Certain participants who were covered by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump sum payment of his or her vested interest in the account.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2025 and 2024

Retirement

Participants must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 73 or the date they terminate employment, whichever occurs later.  Participants who are five percent or greater shareholders of the Company must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 73.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Refer to Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The gains and losses on investments bought, sold and held are presented as net realized and unrealized gain on investments in the statements of changes in net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded on the accrual basis.

Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Contributions to the Plan include (i) salary deferral contributions authorized by participants, (ii) matching contributions made by the Company, (iii) discretionary contributions made by the Company, and (iv) participant rollover contributions from another plan. For eligible Plan participants, the Company makes a core contribution of 1.5% and a matching contribution of up to 50% of the first 6% of the participants’ contributions. In addition to the core and matching contributions, the Company has the discretion to contribute up to an additional 2% profit-sharing benefit based on the Company’s performance. Contributions from Plan participants and employer contributions are recorded in the year in which the participant contribution was earned.

Excess Contributions Payable

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2025 and 2024

The Plan is required to return contributions received during the Plan year in excess of amounts allowed by the Internal Revenue Service (“IRS”).  These excess contributions are recorded as a liability. The Plan distributed the 2025 and 2024 excess contributions to the applicable participants prior to March 15, 2026 and 2025, respectively.

Benefit Payments

Benefits paid to participants are recorded when paid.

Plan Expenses

Certain expenses of maintaining the Plan are paid by the Plan, while other expenses are paid by the Company.  Expenses that are paid by the Company are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account.  Investment-related expenses are included in net realized and unrealized gain on investments.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.  Fair Value Measurements

Fair value measurement disclosure requirements specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s assumptions of market participant valuation (“unobservable inputs”).  In accordance with these requirements, the hierarchy is categorized into three levels based on the reliability of the inputs as follows:

Level 1 -	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 -

Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 -	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In determining fair value, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.  Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

The Caleres, Inc. Stock Fund, which consists of Caleres, Inc. common stock and funds held in the Allspring Government Money Market Fund that are sufficient to meet the Fund’s daily cash needs, is tracked on a unitized basis.  The value of a unit reflects the combined market value of the common stock and the Allspring Government Money Market Fund held by the Caleres, Inc. Stock Fund. At December 31, 2025 and 2024, the Caleres, Inc. Stock Fund had 231,123 and 257,940 units, respectively, with a value of $44.98 and $80.93 per unit, respectively.

The following is a description of the valuation methodologies used for assets measured at fair value.  There are currently no redemption restrictions on these investments.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2025 and 2024

Money Market Funds

Money market funds include the Vanguard Federal Money Market Fund and the Allspring Government Money Market Fund.  The money market funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in an active market with sufficient volume and frequency.

Mutual Funds

Mutual funds include equity funds and fixed income funds. The Plan’s mutual funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency.

Collective Investment Trusts

Collective investment trusts represent investments held in pooled funds. The Plan’s interests in the collective investment trusts are valued based on the net asset value (“NAV”) provided by the fund sponsor. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. There are no significant redemption restrictions or unfunded commitments on these investments. These investments are direct filing entities.

Caleres, Inc. Common Stock

Caleres, Inc. common stock is classified within Level 1 of the fair value hierarchy because the fair value is based on unadjusted quoted market prices in active markets with sufficient volume and frequency.

The fair values of the Plan's investments by asset class are as follows:

		Fair Value Measurements
December 31, 2025	Total	Level 1	Level 2	Level 3
Investments:
Money market funds	$18,335,191	$18,335,191	$—	$—
Mutual funds	136,551,822	136,551,822	—	—
Caleres, Inc. common stock	9,854,998	9,854,998	—	—
Total	$164,742,011	$164,742,011	$—	$—
Collective Investment Trusts measured at NAV(1)	121,363,860	—	—	—
Total Investments	$286,105,871	$164,742,011	$—	$—

(1)	Collective Investment Trusts that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in investments in the Statements of Net Assets Available for Benefits.

		Fair Value Measurements
December 31, 2024	Total	Level 1	Level 2	Level 3
Investments:
Money market funds	$17,068,052	$17,068,052	$—	$—
Mutual funds	235,424,886	235,424,886	—	—
Caleres, Inc. common stock	19,898,467	19,898,467	—	—
Total investments	$272,391,405	$272,391,405	$—	$—

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2025 and 2024

4.  Federal Income Taxes

The Plan has received a determination letter from the IRS dated February 21, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.  Therefore, the plan administrator believes the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions.  However, there are currently no audits for any tax periods in progress.

5.  Related Party and Party-In-Interest Transactions

The Plan invests in the Caleres, Inc. Stock Fund, which is comprised of Caleres, Inc. common stock and the Allspring Government Money Market Fund.  The Caleres, Inc. common stock, Allspring Government Money Market Fund, Principal Diversified Real Asset Fund Institutional Class and the notes receivable from participants qualify as party-in-interest transactions.  As of December 31, 2025 and 2024, the Plan held 805,147 and 856,584 shares, respectively, of Caleres, Inc. common stock.  During the years ended December 31, 2025 and 2024, the Plan recognized net realized and unrealized loss of $9,274,294 and $5,140,822, respectively, on investments and $237,897 and $267,145, respectively, in dividends on Caleres, Inc. common stock.

6.  Delinquent Participant Contributions

As reported on the supplemental schedule of delinquent contributions (Schedule H, Line 4a), the Plan remitted certain participant contributions and loan repayments to the Trustee outside the time period required by the Department of Labor Regulation 2510.3-102 during 2025. These transactions constitute non-exempt party-in-interest transactions or prohibited transactions as defined by ERISA. Subsequent to December 31, 2025, the Plan remitted lost earnings, including interest, related to the 2025 delinquent contributions.

7.  Subsequent Events

The Plan’s management has evaluated subsequent events through June 25, 2026 and there were no subsequent events requiring adjustments to the financial statements.

Caleres, Inc. 401(k) Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN: 43-0197190 Plan Number: 006

December 31, 2025

Participant Contributions		Total that Constitute Nonexempt
Transferred Late to Plan		Prohibited Transactions
				Contributions	Total Fully
Check here if Late Participant			Contributions	Pending	Corrected Under
Loan Repayments are included		Contributions	Corrected	Correction in	VCP and PTD
☒		Not Corrected	Outside VFCP	VFCP	2002-51
2025	538,420	538,420	—	—	—

Caleres, Inc. 401(k) Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 43-0197190 Plan Number: 006

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Money Market Funds
*	Allspring	Government Money Market Fund		$540,380
	Vanguard	Federal Money Market Fund		17,794,811

	Common Stock
*	Caleres, Inc.	Common Stock, par value $0.01		9,854,998

	Mutual Funds
	American Funds	American Funds EuroPacific Growth Fund Class R6		10,312,795
	DFA	DFA Emerging Markets Value Fund Class I		2,300,305
	Dodge & Cox	Dodge & Cox Income Fund		8,872,458
	Dodge & Cox	Dodge & Cox Stock Fund		22,356,127
	JPMorgan	JPMorgan Large Gap Growth Fund		29,510,496
*	Principal Diversified Real Asset Fund Institutional Class	Principal Diversified Real Asset Fund Institutional Class		832,256
	Vanguard	Vanguard Extended Market Index Fund		3,471,493
	Vanguard	Vanguard FTSE All-World ex-US Index Fund		2,003,271
	Vanguard	Vanguard Institutional Index Fund		41,035,124
	Vanguard	Vanguard Total Bond Market Index Fund		2,880,715
	William Blair Small Cap Growth Class I	William Blair Small Cap Growth Class I		12,976,782

	Collective Investment Trusts
	Vanguard	Target Retirement Income Trust II		1,550,515
	Vanguard	Target Retirement 2020 Income Trust II		1,735,886
	Vanguard	Target Retirement 2025 Income Trust II		7,982,585
	Vanguard	Target Retirement 2030 Income Trust II		10,886,414
	Vanguard	Target Retirement 2035 Income Trust II		18,096,901
	Vanguard	Target Retirement 2040 Income Trust II		14,608,701
	Vanguard	Target Retirement 2045 Income Trust II		17,561,453
	Vanguard	Target Retirement 2050 Income Trust II		22,165,528
	Vanguard	Target Retirement 2055 Income Trust II		17,079,452
	Vanguard	Target Retirement 2060 Income Trust II		7,319,085
	Vanguard	Target Retirement 2065 Income Trust II		1,400,104
	Vanguard	Target Retirement 2070 Income Trust II		977,236

	Total investments (held at end of year)			286,105,871

*	Various participants	Notes receivable from participants (2)		3,937,134

				$290,043,005

* Exempt party-in-interest to the Plan
(1) Investments are participant-directed. Therefore, cost information is not required.
(2) Notes receivable from participants have interest rates of 4.25% - 9.50% and maturities through 2041.

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Caleres, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CALERES, INC. 401(k) SAVINGS PLAN

Date: June 25, 2026	/s/ Daniel L. Karpel
Daniel L. Karpel
Senior Vice President,
Chief Financial Officer of
Caleres, Inc. and
Member of the Administration Committee
Under the Caleres, Inc.
401(k) Savings Plan
On Behalf of the Plan